SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on June 29, 2021.

BUENOS AIRES, ARGENTINA – June 29, 2021 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY), released a material fact in relation to the Class XXXIII Notes, to be issued by the company, within the framework of the Global Program for the Issuance of Simple Notes (not convertible into shares) for a nominal value of up to USD 500,000.0000 (United States Dollars five hundred million) (or its equivalent in other currencies) (the “Program”), in accordance with the terms and conditions established in: (i) the Program Prospectus dated October 23, 2020 (the “Prospectus”); (ii) the prospectus supplement of the Class XXXIII Notes dated June 11, 2021 (the “Prospectus Supplement”); and (iii) in the subscription notice dated June 11, 2021 (the “Subscription Notice”), published on the Financial Information Highway of the National Securities Commission (“AIF”), the Daily Bulletin of the Buenos Aires Stock Exchange (the “BYMA”) and on the MAE website (www.mae.com.ar) (the “MAE Website”) dated June 11, 2021. All terms in capital letters that are not defined herein have the meaning assigned to them in the Prospectus Supplement.

In this context, it is announced to the market and, particularly, the Eligible Holders that, in accordance with the provisions of the Prospectus Supplement, the Company has resolved:

- TO NOT ACCEPT EXCHANGE REQUESTS SUBMITTED BY ELIGIBLE HOLDERS TO SUBSCRIBE CLASS XXXIII NOTES THROUGH THE BASE OPTION, REMAINING AUTOMATICALLY WITHOUT EFFECT. THEREFORE, CAJA DE VALORES S.A. WILL RETURN, ON JUNE 30, 2021, THE CLASS XXV NOTES TO THE HOLDERS WHO HAVE SUBMITTED SUCH REQUESTS FOR EXCHANGE, AND SUCH HOLDERS WILL RECEIVE THE PAYMENT OF 100% OF THE PRINCIPAL PLUS THE INTEREST ACCRUED AND UNPAID ON THE CLASS XXV NOTES THROUGH CAJA DE VALORES SA, NO LATER THAN JULY 12, 2021, ACCORDING TO THE TERMS AND CONDITIONS OF ISSUANCE OF THE CLASS XXV NOTES.

- TO EXTEND THE EXPIRATION DATE UNTIL JULY 2, 2021 AT 8 PM, EXCLUSIVELY FOR THOSE HOLDERS WHO HAVE SUBSCRIBED THE CLASS XXXIII NOTES, UNDER THE PAR OPTION ON OR BEFORE JUNE 28, 2021, IN ORDER TO GIVE SUCH HOLDERS THE OPPORTUNITY TO RATIFY OR WITHDRAW THEIR OFFERS. IT IS CLARIFIED THAT THE WITHDRAWAL OF THE OFFERS INVOLVES THE LOSS OF ANY CONSIDERATION CORRESPONDING TO CLASS XXXIII NOTES.

- TO MODIFY THE FIXED INTEREST RATE OF THE CLASS XXXIII NOTES, SO THAT IT WILL BARE AN ANNUAL INTEREST RATO OF 6.99%, AS ESTABLISHED IN THE ADDENDUM TO THE PROSPECTUS SUPPLEMENT PUBLISHED.

PURSUANT TO THE ESTABLISHED IN THE PROSPECTUS SUPPLEMENT AND TAKING INTO ACCOUNT THE MODIFICATION OF THE ECONOMIC TERMS OF THE EXCHANGE OFFER, THOSE ELIGIBLE HOLDERS WHO HAVE SUBSCRIBED CLASS XXXIII NOTES ON OR BEFORE JUNE 28, 2021, MAY RATIFY OR VALIDLY WITHDRAW THEIR OFFERS UNTIL THE EXPIRATION DATE.

IN THE EVENT THAT ELIGIBLE HOLDERS DO NOT RATIFY THEIR OFFERS BEFORE THE EXPIRATION DATE (JULY 2, 2021 AT 8 PM), PURSUANT TO THE PROCEDURE DETAILED BELOW, IT WILL BE UNDERSTOOD THAT THEIR INTENTION IS TO WITHDRAW THEIR OFFERS FROM THE EXCHANGE. IN SUCH CASE, THE OFFERS WILL REMAIN WITHOUT ANY EFFECT AND THE ELIGIBLE HOLDER WILL RECEIVE THE PAYMENT OF 100% OF THE PRINCIPAL PLUS THE INTEREST ACCRUED AND UNPAID OF THE CLASS XXV NOTES THROUGH CAJA DE VALORES S.A., NO LATER THAN JULY 12, 2021, ACCORDING TO THE TERMS AND CONDITIONS OF ISSUANCE OF THE CLASS XXV NOTES.

In this sense, it is reported that the Eligible Holders who have submitted their Exchange Requests to subscribe the Class XXXIII Notes under the Par Option and wish to participate in the Exchange Offer under the Par Option, in accordance with the new terms and conditions of the Class XXXIII Notes, must ratify their intention to participate in the Exchange Offer, by submitting a new Exchange Request to the Underwriters and / or participating agents or depositors in Caja de Valores S.A., in accordance with the procedure established in the section “Description of the Exchange Offer — Procedures for the Presentation of Existing Notes” of the Prospectus Supplement, on or before the Expiration Date (as said date is modified), for the purposes that the Underwriters and / or participating agents or depositors in Caja de Valores S.A., as appropriate, notify Caja de Valores S.A. the withdrawal of the Offers corresponding to the Eligible Holders who have not ratified their participation, according to the mechanism that will be communicated by Caja de Valores S.A.. In effect, both the Underwriters and the participating agents or depositors in Caja de Valores S.A. will process the new Exchange Requests from Eligible Holders who have submitted Existing Notes through them and will promptly inform Caja de Valores S.A. about the Offers that must be withdraw, in accordance with the communication that will be issued by said entity.

Likewise, it should be noted that those Eligible Holders who do not ratify their decision to participate in the Exchange Offer under the Par Option, as established in the preceding paragraph, will not be entitled to earn any Early Exchange Consideration (“Early Bird”) corresponding to the Class XXXIII Notes. Such circumstance will not generate liability of any kind for the Company, nor for the Underwriters, nor will it grant the Eligible Holders that submitted said Exchange Requests the right to any compensation or indemnification.

On the contrary, those who have submitted their Exchange Requests to access the Par Option before the Deadline for Accessing the Early Bird and who ratify their intention to participate in the Exchange Offer by submitting a new Exchange Request, will be entitled to receive the Early Bird of 0.75% payable in pesos, in accordance with the provisions of the Prospectus Supplement.

Furthermore, it is reported that those Eligible Holders that: (i) did not submit Exchange Requests on or before June 28, 2021; (ii) had subscribed the Class XXXIII Notes, under the Base Option and not the Par Option; and / or (iii) had subscribed the Class XXXIII Notes, under the Par Option on or before June 28, 2021, but do not ratify their decision to participate in the Exchange Offer, in the new terms and conditions of the Class XXXIII Negotiable Obligations, in accordance with the procedure described above, will get the return of the Class XXV by Caja de Valores S.A. and will receive payment of 100% of the principal plus accrued and unpaid interest of the Class XXV Notes through Caja de Valores S.A., no later than July 12, 2021 , in accordance with the terms and conditions of issuance of the Class XXV Notes.

Each Eligible Holder, before making any decision regarding its participation in the Exchange Offer, must make its own independent evaluation with respect to the information contained in the Prospectus, the Prospectus Supplement, the Subscription Notice, the Addendum, the Request of Exchange and the benefits and risks involved;and should consult with their own advisers regarding legal, commercial, financial, exchange, tax and / or other aspects related to their investment in Class XXXIII Notes.

It is stated that the Exchange Request and any other documents related to the Class XXXIII Notes may be subscribed both on physical support and by any electronic means. In all instruments generated by electronic means in which a person's signature is required, such requirement will be satisfied if an electronic signature is used, in which case they are considered private instruments signed in accordance with the provisions of articles 286 and 287 of the National Civil and Commercial Code from Argentina and will be valid and binding in all its terms and conditions. Likewise, such documents must be considered as reliable means, even when they are signed by electronic signature, and will have the same validity as if they had been signed on physical support.

In this sense, the Prospectus Supplement and the Subscription Notice will be amended and / or supplemented as established in the Addendum.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
June 29, 2021